EXHIBIT 16

Beckstead and Watts, LLP

Certified Public Accountants

3340 Wynn Road, Suite B

Las Vegas, NV 89102

702.257.1984 tel

702.362.0540 fax

September 2, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Duska Therapeutics, Inc. (formerly Shiprock, Inc.) (the “Company”) and reported on the financial statements of the Company for the years ended December 31, 2003 and 2002. Effective September 1, 2004, we were dismissed by the Company as principal accountants. We have read the Company’s statements included under Item 4 of its Form 8-K dated September 3, 2004, and we agree with such statements except that we cannot confirm or deny that the appointment of Stonefield Josephson, Inc. was approved by the Audit Committee, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ Beckstead and Watts, LLP

Beckstead and Watts, LLP